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EXHIBIT 99.1

                  AMENDED CAUTIONARY STATEMENT FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, Simon Worldwide, Inc. ("Simon Worldwide") may provide forward looking information such as forecasts of expected future performance or statements about Simon Worldwide's plans and objectives. This information may be contained in filings with the Securities and Exchange Commission, press releases or oral statements by the officers of Simon Worldwide. Simon Worldwide desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this Exhibit 99.1 in this Form 10-K in order to do so.

Simon Worldwide wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, Simon Worldwide's actual results and could cause Simon Worldwide's actual consolidated results for Simon Worldwide's current quarter and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of Simon Worldwide.

DEPENDENCE ON PRINCIPAL CUSTOMERS WHICH HAVE TERMINATED THEIR RELATIONSHIPS WITH US

Until August 2001, our business was heavily dependent on purchases of promotional products by our key customers including Philip Morris Incorporated ("Philip Morris"). Additionally, the business of our subsidiary, Simon Marketing, Inc., was heavily dependent on purchases of promotional products and services by McDonald's Corporation ("McDonald's") or its franchisees for which it receives an annual fee and other payments. As a result of the arrest of Jerome P. Jacobson ("Mr. Jacobson"), a former employee of Simon Marketing who subsequently plead guilty to embezzling winning game pieces from McDonald's promotional games administered by Simon Marketing, both McDonald's and Philip Morris terminated their relationships with us. No other Company employee was found or even alleged to have any knowledge of or complicity in his illegal scheme. We have filed suit against McDonald's and Philip Morris in connection with their termination of our relationship, and McDonald's has brought suit against us (See "Pending Litigation"). Our business, sales, financial condition and results of operations have been and will continue to be materially adversely affected by the loss of Philip Morris and McDonald's. In addition, the absence of business from McDonald's and Philip Morris has adversely affected our relationship with and access to foreign manufacturing sources.

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UNCERTAIN OUTLOOK

As a result of the loss of our two largest customers, McDonald's and Philip Morris, which represented approximately 86% of our sales base in 2001, the Company has taken significant actions and will continue to take further action to reduce its cost structure. Until the loss of our two largest customers and the pending litigation described below, we had been operating as a multi national full-service promotional marketing company, specializing in the design and development of high-impact promotional products and sales promotions. The majority of our revenue was derived from the sale of products to consumer product and services companies seeking to promote their brand names and corporate identities and build brand loyalty. As a result of the loss of these major customers (as well as our other customers) along with the resulting legal matters discussed further below, there is substantial doubt about our ability to continue as a going concern. The Board of Directors of the Company continues to consider various alternative courses of action for the Company going forward, including possibly acquiring one or more operating businesses, selling the Company or distributing its net assets, if any, to shareholders. The decision on which course to take will depend upon a number of factors including the outcome of the significant litigation matters in which the Company is involved (See Pending Litigation). To date, the Board of Directors has made no decision on which course of action to take. Management believes it has sufficient capital resources and liquidity to operate the Company for the foreseeable future.

No assurances can be made that the holders of our capital stock will receive any distributions if Simon Worldwide is wound up and liquidated or if the Company and its assets are sold

PENDING LITIGATION

Subsequent to August 21, 2001, numerous consumer class action and representative action lawsuits (hereafter variously referred to as, "actions", "complaints" or "lawsuits") have been filed in Illinois, the headquarters of McDonald's, and in multiple jurisdictions nationwide and in Canada. Plaintiffs in these actions asserted diverse causes of action, including negligence, breach of contract, fraud, restitution, unjust enrichment, misrepresentation, false advertising, breach of warranty, unfair competition and violation of various state consumer fraud statutes. Complaints filed in federal court in New Jersey also alleged a pattern of racketeering.

Plaintiffs in many of these actions alleged, among other things, that defendants, including the Company, its subsidiary Simon Marketing, and McDonald's, misrepresented that plaintiffs had a chance at winning certain high-value prizes when in fact the prizes were stolen by Mr. Jacobson. Plaintiffs seek various forms of relief, including restitution of monies paid for McDonald's food, disgorgement of profits, recovery of the "stolen" game prizes, other compensatory damages, attorney's fees, punitive damages and injunctive relief.

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The class and/or representative actions filed in Illinois state court were consolidated in the Circuit Court of Cook County, Illinois (the "Boland" case). Numerous class and representative actions filed in California have been consolidated in California Superior Court for the County of Orange (the "California Court"). Numerous class and representative actions filed in federal courts nationwide have been transferred by the Judicial Panel on Multidistrict Litigation (the "MDL Panel") to the federal district court in Chicago, Illinois (the "MDL Proceedings"). Numerous of the class and representative actions filed in state courts other than in Illinois and California were removed to federal court and transferred by the MDL Panel to the MDL Proceedings.

On April 19, 2002, McDonald's entered into a Stipulation of Settlement (the "Boland Settlement") with certain plaintiffs in the Boland case pending in the Circuit Court of Cook County, Illinois (the "Illinois Circuit Court"). The Boland Settlement purports to settle and release, among other things, all claims related to the administration, execution and operation of the McDonald's promotional games, or to "the theft, conversion, misappropriation, seeding, dissemination, redemption or non-redemption of a winning prize or winning game piece in any McDonald's Promotional Game," including without limitation claims brought under the consumer protection statutes or laws of any jurisdiction, that have been or could or might have been alleged by any class member in any forum in the United States of America, subject to a right of class members to opt out on an individual basis, and includes a full release of the Company and Simon Marketing, as well as their officers, directors, employees, agents, and vendors. Under the terms of the Boland Settlement, McDonald's agrees to sponsor and run a "Prize Giveaway" in which a total of fifteen (15) $1 million prizes, payable in twenty installments of $50,000 per year with no interest, shall be randomly awarded to persons in attendance at McDonald's restaurants. The Company has been informed that McDonald's, in its capacity as an additional insured, has tendered a claim to Simon Marketing's Errors & Omissions insurance carriers, to cover some or all of the cost of the Boland Settlement, including the cost of running the "Prize Giveaway," of the prizes themselves, and of attorney's fees to be paid to plaintiffs' counsel up to an amount of $3 million.

On June 6, 2002, the Illinois Circuit Court issued a preliminary order approving the Boland Settlement and authorizing notice to the class. On August 28, 2002, the opt-out period pertaining thereto expired. The Company has been informed that approximately 250 persons in the United States and Canada purport to have opted out of the Boland Settlement. Furthermore, actions may move forward in Canada and in certain of the cases asserting claims not involving the Jacobson theft. On January 3, 2003, the Illinois Circuit Court issued an order approving the Boland Settlement and overruling objections thereto. Even if the Boland Settlement is enforceable to bar claims of persons who have not opted out, individual claims may be asserted by those persons who are determined to have properly opted out of the Boland Settlement. Claims may also be asserted in Canada and by individuals whose claims do not involve the Jacobson theft if a court were to determine the claim to be distinguishable from and not barred by the Boland Settlement.

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A hearing on motions to dismiss the remaining cases in the MDL Proceedings are scheduled on April 29, 2003, other than a case originally filed in federal district court in Kentucky, in which the plaintiff has opted out of the Boland Settlement. The plaintiff in that case asserts that McDonald's and Simon Marketing failed to redeem a purported $1,000,000 winning ticket. This case has been ordered to arbitration.

Actions pending in California Court had been stayed pending a ruling on the final approval of the Boland Settlement. Certain of the California plaintiffs purport to have opted out of the Boland Settlement individually and also on behalf of all California consumers. In its final order approving the Boland Settlement, the Illinois court rejected the attempt by the California plaintiff to opt out on behalf of all California consumers. McDonald's and Simon Marketing have moved in the California Court to have the class and representative claims dismissed as well as the claims of individuals who have not properly opted out. A hearing has been scheduled in that motion for April 14, 2003. Even if the Boland Settlement is enforceable to bar class and representative actions pending in California, individual claims may go forward as to those plaintiffs, if any, who are determined to have properly opted out of the Boland Settlement, or who have asserted claims not involving the Jacobson theft. The Company does not know which California and non-California claims will go forward notwithstanding the Boland Settlement.

On or about August 20, 2002, an action was filed against Simon Marketing in Florida State Court alleging that McDonald's and Simon Marketing deliberately diverted from seeding in Canada game pieces with high-level winning prizes in certain McDonald's promotional games. The plaintiffs are Canadian citizens and seek restitution and damages on a class-wide basis in an unspecified amount. Simon Marketing and McDonald's removed this action to federal court on September 10, 2002, and the MDL Panel has transferred the case to the MDL Proceedings in Illinois, where a motion to dismiss will be heard on April 29, 2003. The plaintiffs in this case did not opt out of the Boland Settlement.

On or about September 13, 2002, an action was filed against Simon Marketing in Ontario Provincial Court in which the allegations are similar to those made in the above Florida action. On October 28, 2002, an action was filed against Simon Marketing in Ontario Provincial Court containing similar allegations. The plaintiffs in the aforesaid actions seek an aggregate of $110 million in damages and an accounting on a class-wide basis. Simon Marketing has retained Canadian local counsel to represent it in these actions. The Company believes that the plaintiffs in these actions did not opt out of the Boland Settlement. These actions are in the earliest stages.

On October 23, 2001, the Company and Simon Marketing filed suit against McDonald's in California Superior Court for the County of Los Angeles. The complaint alleges, among other things, fraud, defamation and breach of contract in connection with the termination of Simon Marketing's relationship with McDonald's.

Also on October 23, 2001, the Company and Simon Marketing were named as defendants, along with Mr. Jacobson, and certain other individuals unrelated to the

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Company or Simon Marketing, in a complaint filed by McDonald's in the United
States District Court for the Northern District of Illinois. The complaint alleges that Simon Marketing had engaged in fraud, breach of contract, breach of fiduciary obligations and civil conspiracy and alleges that McDonald's is entitled to indemnification and damages of an unspecified amount. The federal lawsuit by McDonald's has been dismissed for lack of federal jurisdiction. Subsequently, a substantially similar lawsuit was filed by McDonald's in Illinois state court which the Company has moved to dismiss as a compulsory counter-claim which must properly be filed in the Company's California state court action. There has been no ruling on the Company's motion.

The Company is unable to predict the outcome of any or all of the lawsuits against the Company and their ultimate effects, if any, on the Company's financial condition, results of operations or net cash flows.

On November 13, 2001, the Company filed suit against Philip Morris in California Superior Court for the County of Los Angeles, asserting numerous causes of action arising from Philip Morris' termination of the Company's relationship with Philip Morris. Subsequently, the Company dismissed the action without prejudice, so that the Company and Philip Morris could attempt to resolve this dispute outside of litigation. In 2002, a settlement was reached resulting in a payment of $1.5 million by Philip Morris to the Company. See Subsequent Events footnote in the accompanying consolidated financial statements.

In March 2002, Simon Marketing initiated a lawsuit against certain suppliers and agents of McDonald's in California Superior Court for the County of Los Angeles. The complaint alleges, among other things, breach of contract and intentional interference with contractual relations. In July 2002, a stay was granted in the case on the basis of "forum non conveniens", which would have required the matter to be refiled in Illinois state court. The Company has filed a writ appealing such ruling.

On March 29, 2002, Simon Marketing filed a lawsuit against PricewaterhouseCoopers LLP ("PWC") and two other accounting firms, citing the accountants' failure to oversee, on behalf of Simon Marketing, various steps in the distribution of high-value game pieces for certain McDonald's promotional games. The complaint alleges that this failure allowed the misappropriation of certain of these high-value game pieces by Mr. Jacobson. The lawsuit, filed in Los Angeles Superior Court, seeks unspecified actual and punitive damages resulting from economic injury, loss of income and profit, loss of goodwill, loss of reputation, lost interest, and other general and special damages. The defendants' motion to dismiss for "forum non conveniens" has been denied in the case and, following demurrers by the defendants, the Company has subsequently filed a first amended complaint against two firms, PWC and one of the two other accounting firms named as defendants in the original complaint, KPMG LLP. The defendants' demurrer to the first amended complaint was sustained in part, and a second amended complaint was filed. No answer is yet due.

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As a result of the above lawsuit, PWC resigned as the Company's independent public accountants on April 17, 2002. In addition, on April 17, 2002, PWC withdrew its audit report dated March 26, 2002 filed with the Company's original 2001 Annual Report on Form 10-K. PWC indicated that it believed the lawsuit resulted in an impairment of its independence in connection with the audit of the Company's 2001 financial statements. The Company does not believe that PWC's independence was impaired. On June 6, 2002, the Company engaged BDO Seidman, LLP as the Company's new independent public accountants. In connection with obtaining PWC's consent to the inclusion of their audit report dated March 26, 2002 in this Amendment No. 1 on Form 10-K/A to the Company's annual report on Form 10-K for the year ended December 31, 2001, the Company agreed to indemnify PWC against any legal costs and expenses incurred by PWC in the successful defense of any legal action that arises as a result of such inclusion. Such indemnification will be void if a court finds PWC liable for professional malpractice. The Company has been informed that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable. PWC has provided the Company with a copy of a 1995 letter from the Office of the Chief Accountant of the Commission which states that, in a similar situation, his Office would not object to an indemnification agreement of the kind between the Company and PWC.

We may bring future lawsuits against our suppliers or agents or others. No assurances can be made that we will bring any such lawsuits or, if initiated, that any benefits will result from such lawsuits.

DEPENDENCE ON KEY PERSONNEL

We are dependent on several key personnel, including our outside Directors. In light of the loss of our customers and the pending litigation against us, there is no assurance that our key personnel can be retained. The loss of the services of our key personnel could harm our business.

NO CUSTOMER COMMITMENTS

We have no backlog, and do not expect any customer commitments in the future.

INVESTMENTS

In the past, we have made venture type investments in early stage companies. Many of these investments were in entities whose business depended upon the Internet. Our Internet venture investments are subject to all the risks inherent in the Internet marketplace including the growth of the number of users, concerns about systems and transaction security, continued development of technological infrastructure, increasing government regulation of the Internet, rapid technology changes rendering existing technology obsolete, the possibility of system downtime and/or failure due to technological or other factors, the possibility that the Internet will not be an accepted medium to conduct business, and the fact that legal standards relating to intellectual

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property rights in Internet-related business are uncertain and evolving, and are further subject to valuation volatility. In addition, the early stage Internet companies have a high degree of dependence on ready access to the capital markets. No assurances can be made that any of our investments will result in any benefits to us.

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